

September 12, 2014

Via E-mail
Hani Zeini
Founder, President and Chief Executive Officer
Sientra, Inc.
420 South Fairview Avenue, Suite 200
Santa Barbara, CA 93117

> **Re:** **Sientra, Inc.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted August 27, 2014**
> **CIK No. 0001551693**

Dear Mr. Zeini:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Inside Front Prospectus Cover

1. We note the reference to your "Broad Product Portfolio" and "Comprehensive Solutions." However, your disclosure on page 11 indicates that sales of your breast products account for over 90% of your revenues. Please revise your graphics to eliminate the implication that other products comprise a significant part of your business.

Management's Discussion and Analysis, page 53

Results of Operations, page 56

2.   We note your response to prior comment 8 and the revisions made on page 57 which do not appear to quantify and disclose the impact of volume changes and/or price changes or product mix on your sales and cost of sales. As previously requested, please revise this section based on the guidance in Item 303 of Regulation S-K.

Non-Employee Directors, page 92

3.   Please revise to clarify the business experience during the past five years of Mr. O'Boyle.

Note 9 – Stockholders' Deficit, page F-23

(g) Stock Option Plan, page F-25

4.   We note your response to prior comment 19. We further note that you have included the names of the peer companies and how you concluded that each company was similar to you. However, there is no indication of the volatility of each company (or average volatilities of the aggregate) for an appropriate period upon which your expected volatility was based. Please provide to us that information.

Inside Back Prospectus Cover

5.   Please provide us independent support for your claims that you are the first company in the United States to offer the product and implants.

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

You may contact David Burton, Staff Accountant, at (202) 551-3626 or Lynn Dicker, Accounting Reviewer, at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or Geoff Kruczek at (202) 551-3641 with any other questions.

Sincerely,

/s/ Geoff Kruczek for

Amanda Ravitz
Assistant Director

cc (via e-mail): C. Thomas Hopkins, Esq.